(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-31516

CUSIP NUMBER

For Period Ended: March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Getty Images, Inc.
Full Name of Registrant

Former Name if Applicable

601 North 34th Street
Address and Principal Executive Office (Street and Number)

Seattle, WA 98103
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

As previously announced in a press release dated November 9, 2006 and disclosed in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2006, the board of directors of Getty Images, Inc. (the “Company”) established a special committee (the “Special Committee”) to conduct an internal review of the Company’s historical equity compensation grant practices and related accounting for equity compensation awards. This review was conducted with the assistance of independent outside legal counsel.

As previously announced in a press release dated April 16, 2007 and disclosed in the Company’s Current Report on Form 8-K filed with the SEC on April 16, 2007, the Special Committee had completed its internal investigation of the Company’s equity compensation grant practices. The Special Committee concluded that the evidence obtained and reviewed in its investigation did not establish any intentional wrongdoing by current employees, officers or directors of the Company, and the Special Committee continues to have confidence in the integrity of current management. However, the Special Committee and the Company’s management determined that incorrect measurement dates for certain equity compensation awards were used for financial accounting purposes.

Due to such errors, the Company determined that its previously filed financial statements for the fiscal years ended 1998 to 2005, the interim periods contained therein, the quarters ended March 31, 2006 and June 30, 2006, together with all earnings and other press releases containing Company financial information for those periods and the earnings releases for the quarters ended September 30, 2006 and December 31, 2006, respectively, should no longer be relied upon and will require restatement. The Company’s Board of Directors concurred with management’s determination.

The Company is currently in the process of finalizing its accounting and tax analyses necessary for such restatement. Based on the Company’s current knowledge, on a preliminary basis, management believes that the restatement will likely involve total pre-tax, non-cash equity-based compensation expense of approximately $28 million to $32 million, of which management expects approximately 95% to be expensed in 2002 and earlier fiscal years. However, no definite estimate can be made until the ongoing accounting and tax analyses are completed.

In addition, the Division of Enforcement of the SEC had earlier notified the Company that it is conducting an informal inquiry into the Company’s historical equity compensation grant practices, and has requested that the Company provide the SEC with certain information relating to the Company’s historical equity compensation practices. The Company is cooperating fully with the SEC in this informal inquiry.

The Company intends to provide audited, restated financial statements and related disclosures in its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and take all other necessary steps to become current in its reporting obligations under the Securities Exchange Act of 1934, as amended, including filing its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as soon as possible. However, the Company is not yet able to estimate when it will be able to make such filing, nor does it expect such filing to occur on or before the fifth calendar day following its original due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tom Oberdorf	(206)	925-6005
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Quarterly Report on Form 10-Q for the period ended September 30, 2006 and Annual Report on Form 10-K for the period ended December 31, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☐*

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*	Because of the on-going accounting and tax analyses necessary for the restatement of the Company’s prior financial statements discussed in Part III of this Form 12b-25, the Company has not checked either box in Part IV, Subsection 3, as it is not possible at this time for the Company to provide a reasonable estimate and comparison of the results of its operations from the corresponding period for the last fiscal year.

Getty Images, Inc.
(Name of Registrant as Specified on Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 11, 2007	By	/s/ THOMAS OBERDORF
		Name:	Thomas Oberdorf
		Title:	Senior Vice President and Chief Financial Officer

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